UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Adoption of Incentive Plan

On January 29, 2024, the board of directors (the “Board”) of VCI Global Limited (the “Company”) approved an employee stock ownership plan (the “Plan”) which became effective upon adoption. On November 10, 2025, the Board adopted an amended and restated version of the Plan, which became effective on the same date (the “Effective Date”). The Plan shall be effective upon the Effective Date and shall continue in full force and effect for a term of five (5) years from the date of adoption by the Board.

Under the Plan, the maximum aggregate number of ordinary shares available for issuance (the “Share Limit”) be restricted to twenty per cent (20%) of the total outstanding share capital of the Company on a fully diluted basis, recalculated immediately prior to each grant. Under the terms of the Plan, the ESOP Committee (as defined Plan) has authority to issue share options, restricted shares or restricted share units, up to the Share Limit, and may set the exercise price of a share option at such amount as it considers appropriate, which may or may not be a fixed or variable price or determined by the Fair Market Value.

The foregoing summary of the Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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